





Symyx Technologies, Inc.
2006 Annual Review

Delivering Breakthrough

Symyx

At Symyx, we help companies around the world maximize the effectiveness of their R&D programs, and, ultimately, enhance their businesses. Our proprietary technology and talented people yield powerful solutions for customers. Simply put, Symyx delivers breakthrough results — so companies can innovate, execute and succeed.





The global R&D challenge

Every year, customers in our target markets spend an estimated $100 billion on research and development, including companies in specific sectors of the chemical, energy, pharmaceutical and consumer products industries.

Despite these huge investments, they have been hard-pressed to continually improve the return on their R&D dollars — a key requirement to remaining competitive and continuing to grow. There are a number of market dynamics at play. First, evolving product economics and globalization are forcing companies to look for new ways to gain competitive advantage. Second, bottlenecks in discovery, the patenting process and development require better, faster, broader access to research information. And third, customers are limiting the number of vendor relationships they maintain, looking to improve costs and efficiencies. In order to tackle these challenges, leading companies are focusing on improving the productivity of their research.

At Symyx, we built our business around addressing the challenge of improving research productivity. We help companies create competitive advantage through innovation and technology which directly impacts the productivity of their research. With manifold and flexible ways of working with customers, we help companies extend their R&D, leverage the latest technologies and better document and share their research information. Our customers are benefiting from the advances we have made in technology development and applications over the last 10 years. Through Collaborations, Symyx Software and Symyx Tools, we help companies improve their R&D execution and innovation to achieve breakthrough results.




Tools
Software
Symyx
Labs
Collaborations

Symyx Labs — Provides a stream of innovative new technologies and breakthrough materials science to advance Symyx products and services

Collaborations — Combines Symyx high-throughput technologies and expertise with customers' application knowledge to deliver innovative solutions in chemicals and energy

Tools — Symyx modular systems and integrated high-throughput workflows enable customers to automate and speed experimentation in their own labs

Software — Drives research from experiment design through execution and analysis, increasing scientists' productivity and enabling data integration and sharing



Putting Symyx Labs to work

At Symyx Labs, chemists, physicists, engineers, software programmers and other experts work together applying high-throughput technologies to materials science problems. High-throughput research at Symyx translates into performing thousands more experiments faster and more efficiently than ever before possible. And that, in turn, helps our customers who benefit from shortened experimental cycle times and faster times to markets.

We run experiments in parallel, using small quantities, and get to results much faster and at a fraction of the cost. Using traditional methods, a chemist plus a technician could perform 500 to 1000 experiments a year. In our labs, they could perform a staggering 50,000 plus. Symyx Software helps pull all the design, procedures, scheduling, analysis and reporting together, enabling us to share our collective laboratory experience and streamlining the workflow of equipment and analytical instruments.

Symyx Labs are some of the world's most advanced labs. Our strategy is to work collaboratively with customers in a range of industries. We have the world's fastest primary screening systems that we put to work on behalf of customers in our research collaborations programs. We also have vast libraries of materials for experimentation. We offer extensive capabilities in heterogeneous and homogeneous catalysis and polymer synthesis, formulation and characterization.

As an example, we are able to survey massive experimental phase space to look for opportunities that otherwise might never be uncovered. With our powerful technology, we have the ability to quickly build specialized custom workflows to address numerous scientific problems. We've discovered new materials for polyolefins, commodity chemicals, fuel cells, battery materials, phosphors and more, and are working on complex problems for some of the biggest companies in the world. Our technology innovations are helping companies address rising raw materials costs, manufacturing challenges, environmental friendliness and demand for new products. For ExxonMobil, we're working on a new refining catalyst that could be used in their refineries worldwide as well as by their licensees.

What ultimately takes place at our labs is collaboration, and it continues to be the heart of our business. We have a range of collaborations underway in our labs, some fully funded and some where we co-invest with partners in exchange for higher royalties or profit sharing. They contribute to our royalty potential and are an important factor in contributing technologies for Symyx Software and Tools.

When customers put Symyx Labs to work, they get access to breakthrough technologies and a dedicated, multidisciplinary team committed to achieving success.



Commercializing Symyx discoveries

From new plastics to polymers for electronic applications to new catalysts that reduce the manufacturing cost of key chemicals, our discoveries demonstrate the power and value of our proprietary high-throughput screening technology. Together with our customers, we achieve breakthrough discoveries, several of which reached important milestones in 2006.

Dow's INFUSE™ Olefin Block Copolymers
In 2006, the Dow Chemical Company introduced a major new materials innovation with INFUSE™ Olefin Block Copolymers, a new olefin-based elastomer that offers exciting combinations of property performance and cost efficiency. It was developed by Dow using Symyx Tools and a novel three-part catalyst system that includes a catalyst discovered during a collaboration between Symyx and Dow. Recently, Dow named its first global plant to make INFUSE and announced plans to make INFUSE commercially available in 2007. Applications may include elastic films, flexible molded goods, adhesives and foams in a diverse range of industries.

For the latest information about INFUSE, please visit Dow's web site at www.dow.com/infuse/.

Dow's VERSIFY™ Plastomers and Elastomers
The first commercially available discovery resulting from a collaboration between Symyx and Dow was their VERSIFY™ Plastomers and Elastomers, a new family of specialty propylene-ethylene copolymers. Recently, Dow announced that it will expand the commercial offering with eight new grades of the product. The unique molecular architecture of these new specialty polymers provides films, fibers, and molded parts with valuable attributes such as optical clarity, sealing and hot tack performance, plus elasticity, flexibility, softness and compatibility in blends. For more information about VERSIFY, please visit Dow's web site at www.dow.com/versify/index.htm.

Celanese – Catalyst for reducing manufacturing cost of VAM
Celanese is a leading producer of vinyl acetate monomer (VAM), an intermediate chemical used to produce a range of polymers used in the adhesives, coatings and textiles industries as well as in packaging, footwear and floor tile applications. In 2006, Celanese deployed a new catalyst intended to reduce the manufacturing cost of vinyl acetate. This catalyst lead was discovered by Symyx working under a research collaboration with Celanese. Celanese is using the catalyst in one plant initially, with plans for roll out to additional plants dependent upon commercial results.

Discovered Materials Pipeline
As of February 8, 2007

Stage	Count
Commercialized Materials	5
Near-Term Potential Commercialization	2
2008 Through Mid-2009 Potential Commercialization	3
Mid-2009 and Beyond Potential Commercialization	5
Emerging Development Candidates	5



Improving R&D productivity with Symyx Tools

More collaborative R&D, faster experimentation, step-change performance and breakthrough results — all are required to get customers' projects to market faster. With Symyx Tools, it becomes a reality.

With our Symyx Tools offerings, we are committed to achieving more productive science by providing integrated workflows for global R&D labs. We have dedicated assembly and testing facilities in California, and now in Europe, as a result of our acquisition in 2006 of the global leader in precision powder dispensing.

Our strategy is to design modular, standardized workflows that make it possible for customers to engage with us at varying price points and upgrade over time. For automating laboratories, this modular approach helps our customers mitigate risk and enhance capital planning.

As an example, our self-contained Benchtop Systems automate scientific workflows like sample processing and stability testing. Using Symyx Software, these modular systems scale and perform experiments, meeting customer requirements by performing repetitive tasks faster and more accurately than possible manually.

For many customers, we enhance this setup with the ability to perform analytics and integrate with other equipment and software in the lab. Through our Integrated Workflows, we offer a broad set of custom and pre-configured applications.

Most of this work begins at our 33,000 square-foot Tools facility. We start with the Symyx Core Module, a prewired and modular robotic base station. Relying on expertise from Symyx Labs, Symyx Tools are designed based on the underlying science. We apply that to consistently run samples through a rigorous process and free scientists to design experiments and think about the results. We view the deck of the Core Module as valuable "real estate" where we can quickly slot in the appropriate scientific capabilities, perhaps a powder dispenser, a vortex mixer or an analytical balance.

Once assembled and tested, the workflows are wheeled down to our integration and testing labs. Customers come to this facility, and together we validate the workflows by running their chemistry. Last year alone, we simulated labs for over 20 customers — recreating their lab environments at Symyx so that when they leave Symyx, they are comfortable with the entire workflow —the software, hardware and chemistry. It works in our labs, just as it will in theirs.

Because we run labs and do research just like our customers do, we do not view ourselves as a vendor to these customers. We see ourselves as a total solutions partner.



Integrating R&D with Symyx Software

Designed by scientists for scientists, our software is already at work in many of the world's best R&D organizations, and it is getting results: experimental results, project results, R&D and business results.

Our customers are research chemists who require software applications tailored to the particular kind of chemistry research being conducted, so we have interfaces for discovery, process, analytical, formulations and bioprocess chemists. Symyx Software is based on a comprehensive platform that spans the entire R&D organization, from the desktop to the enterprise, and from the lab to the manufacturing floor. As a result, our software helps customers derive the maximum benefit from and use of their research information.

As an example, our Electronic Lab Notebook software helps scientists at Eli Lilly & Company, AstraZeneca and Millennium Pharmaceuticals design and quickly document their experiments. The software works like chemists do, using their protocols and nomenclature. It offers an intuitive interface, search function and integration with all the major drawing packages and tools. If scientists are starting with known steps and then jumping off in a new experimental direction, Symyx Software makes it easy to clone prior work and adjust as required.

Using our lab execution and analysis software, scientists at Merck and Dow, for example, are using a recipe-oriented approach to quickly define experimental steps and execute seamlessly in their labs.

In addition, our real-time data warehousing applications enable entire organizations to search and query all kinds of valuable data that used to be sitting on a desktop someplace or hidden in a paper lab notebook. Today, with Symyx Software, scientists from across the bench, or around the globe, can access the relevant data. In addition, IP attorneys, project managers and development teams have access to the same information, making enterprise-wide collaboration much easier and productive.

Comprehensive training and Customer Service support both Symyx Software and Symyx Tools. We provide training and consulting services that leverage our experience in achieving step-change improvements in R&D execution. We do so by bringing together our scientists and engineers with experts in our customers' organization. This way, scientists can spend more time on science.

Letter to our stockholders

Every day, our customers tell us that results are what matter most. That is good news for us. It is what our Collaborations, Software and Tools are all about — helping companies worldwide maximize the effectiveness of their research and development programs and achieve breakthrough R&D results.

In 2006, we continued to successfully apply our technology to deliver results for customers. We achieved important milestones within our research collaborations and advanced several programs. Currently, there are five commercialized Symyx-discovered materials, up from three last year. We also expanded our Tools and Software offerings, extending some of the innovation from our own labs into those of our customers. As we continue innovating and delivering application-specific solutions to the industries we serve, we are able to pioneer new market opportunities and find additional applications for our technology.

We also faced some setbacks. We experienced delays when a few key customers slowed roll out of Symyx Software due to their own internal issues in the first quarter of 2007 and we had trouble adding new research collaborations. As our business expands, we must make the necessary investments to grow and diversify to withstand temporary fluctuations from a particular industry or market segment. We are making a number of changes to our collaborations business area to address existing and potential customer feedback. We recognize that this is a transition year and are investing in sales and operations infrastructure to support Symyx Tools and Software.

We believe we have the financial resources, differentiated technology and team to pursue successfully the opportunities before us across multiple target markets. Our customers aspire to achieve ground-breaking R&D results. They also want better, faster, more integrated R&D solutions to improve their performance. With a decade of experience behind us, we are in a position to meet their needs more fully today than ever before.

2006 Financial Highlights

Symyx posted fiscal 2006 revenue of $124.9 million and diluted earnings per share of $0.24. During the year, we:

- completed a $30 million buy-back of Symyx stock,
- ended the year with just under $150 million of cash, cash equivalents and marketable securities,
- invested in Intermolecular, a company seeking to leverage high-throughput technologies to innovate in the field of semiconductors and
- acquired a global leader in precision powder-dosing technology in Geneva, Switzerland, an acquisition that expanded our Symyx Tools product line, broadened our customer base, opened up potential new relationships, expanded our field support group and gave us a new European headquarters.

Target Markets

At Symyx, we address market opportunities that include the global research and development labs of leading companies in specific sectors of the chemical, energy, pharmaceutical and consumer products industries. Customers in these targets markets spend an estimated $100 billion per year on research and development. They want more productivity out of their research dollars and to find new ways to gain competitive advantage. Symyx helps companies create this advantage through innovation and technology that directly impacts their research productivity. As investments in high-throughput technologies, modular R&D workflow systems and research software continue to increase, we are taking steps to ensure that Symyx maintains its leadership in those areas and benefits from the growing interest.

Award-Winning Offerings

Our customers are increasingly earning industry recognition by using Symyx technologies, providing further evidence that our technology helps companies achieve notable advancements in R&D productivity and results. One of our collaborations customers, James Stevens of Dow, received the 2006 Perkin Medal, the highest honor given for industrial chemistry resulting

Our business, like our technology, is designed to continually produce new avenues for value creation and to achieve step-change advances.

in outstanding commercial development. We are also proud of our customer Merck for winning the 2006 Presidential Green Chemistry Award for reducing waste and achieving significant raw materials savings using our technologies.

Every day in our labs, we put our technology and teams to work on behalf of customers to design novel methods for experimentation and to seek answers outside of traditional research parameters. That is how real breakthroughs are made. Our research successes are gaining recognition and we will continue to seek new ways to derive value from our labs through the ongoing creation and application of truly disruptive technology.

Our customer Bristol-Myers Squibb won an award in 2006 at the IQPC Electronic Laboratory Notebook Conference using our software for best ELN for chemical disciplines in process chemistry. Scientists are increasingly recognizing the essential role software plays in the effective management of their research programs. Our strategy with Software is to develop interfaces that are tailored to the kinds of research being conducted. This ensures ease of use and enables integration of research data and enterprise-wide information sharing. Our customers benefit when everything in their labs connects to Symyx Software. We spearheaded integration of Symyx Software with other lab systems and software and will continue this effort as our offering expands.

In early 2007, Symyx received important industry recognition as well when our newly launched Benchtop System, part of our Symyx Tools line, won the 2007 New Product Award from the Association for Laboratory Automation. Our strategy with Symyx Tools it to leverage our increasingly modular offerings to expand our strong base of life sciences and chemical customers and beyond.

Our Team
Our employees are committed to our customers' success, and possess a combination of talent, dedication and deep scientific knowledge. Everything we do — our research Collaborations, the integrated R&D workflows we sell through Symyx Tools and the services and development associated with Symyx Software — is built upon and differentiated by our people's knowledge of the underlying science. In addition to expertise in many different disciplines, our team also brings to bear more than 10 years of experience applying high-throughput technologies and integrating R&D systems to solve real world problems and achieve meaningful improvements in R&D productivity.

Value Creation
We are committed to achieving long-term business success and increasing shareholder value. With strong offerings targeted toward a growing market opportunity, we are now investing in sales and marketing as well as adding leadership with industry experience to each of our business areas. We believe this will help Symyx increase and diversify revenue while positioning us for sustained, long-term growth. Our business, like our technology, is designed to continually produce new avenues for value creation and to achieve step-change advances. We believe that the potential for our business is significant and we appreciate your continued support as we navigate both the opportunities and challenges ahead.

Sincerely,



Steven Goldby
Chairman and Chief Executive Officer
Symyx Technologies, Inc.



Isy Goldwasser
President
Symyx Technologies, Inc.

This Annual Report to stockholders contains forward-looking statements; actual results could differ materially. Rick factors that could cause actual results to differ are set forth in the "Risk Factors" section of our First Quarter Fiscal 2007 10-Q on file with the Securities and Exchange Commission. A copy of this filing can also be found in the Investors section of our website at www.symyx.com.

Selected Financial Data

The following selected historical information has been derived from audited financial statements included in our Annual Reports on Forms 10-K for such years. The table should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation," and Item 8, "Financial Statements and Supplementary Data," in each respective filing.

	For the Years Ended December 31,				
(In thousands, except per share data)	2006	2005	2004	2003	2002
Consolidated Statements of Operations Data:					
Revenue:					
Service revenue	$ 57,933	$ 56,980	$ 42,251	$ 38,689	$ 35,397
Product sales	33,526	26,663	27,060	14,458	25,877
License fees and royalties	33,441	24,494	13,874	9,816	3,547
Total revenue	124,900	108,137	83,185	62,963	64,821
Operating expenses:					
Cost of products sold	11,811	11,090	7,857	2,937	6,239
Research and development	65,060	50,660	41,142	40,058	39,307
Sales, general and administrative	35,224	25,566	18,007	14,933	14,592
Acquired in-process research and development	1,392	1,590	2,260	—	—
Amortization of intangible assets arising from business combinations	4,270	3,515	231	—	—
Total operating expenses	117,757	92,421	69,497	57,928	60,138
Income from operations	7,143	15,716	13,688	5,035	4,683
Interest and other income, net	7,709	4,427	2,521	1,996	3,260
Income before income tax expense and equity loss	14,852	20,143	16,209	7,031	7,943
Income tax expense	(6,382)	(8,141)	(3,327)	(1,290)	(2,657)
Equity in loss from investment in Visyx Technologies Inc.	(186)	—	—	—	—
Net income	$ 8,284	$ 12,002	$ 12,882	$ 5,741	$ 5,286
Basic net income per share	$ 0.25	$ 0.37	$ 0.40	$ 0.18	$ 0.17
Shares used in computing basic net income per share	33,199	32,819	32,067	31,199	30,647
Diluted net income per share	$ 0.24	$ 0.35	$ 0.38	$ 0.18	$ 0.17
Shares used in computing diluted net income per share	34,214	34,564	33,872	32,470	31,638

	December 31,				
(In thousands)	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data:					
Cash, cash equivalents and available-for-sale securities	$ 149,995	$ 168,625	$ 136,541	$ 138,698	$ 118,020
Working capital	146,180	162,237	142,361	131,154	118,363
Long-term investments	13,714	—	—	—	—
Goodwill and intangible assets	31,657	32,065	24,397	856	910
Total assets	260,006	241,412	207,002	177,536	157,368
Total stockholders' equity	228,376	218,529	191,009	159,438	145,483

Corporate Information

Board of Directors

Steven D. Goldby
Chairman of the Board and
Chief Executive Officer
Symyx Technologies, Inc.

Thomas R. Baruch
Founder & Managing Director
CMEA Ventures

Samuel D. Colella
Managing Director
Versant Ventures

Edwin F. Gambrell
Private Investor

Anthony R. Muller
Private Investor

Kenneth J. Nussbacher
Fellow
Affymetrix, Inc.

Mario M. Rosati
Partner
Wilson Sonsini Goodrich & Rosati

Corporate Officers

As of April 15, 2007

Steven D. Goldby
Chairman of the Board and
Chief Executive Officer

Isy Goldwasser
President

Jeryl L. Hilleman
Executive Vice President and
Chief Financial Officer

W. Henry Weinberg, Ph.D.
Executive Vice President and
Chief Technical Officer

Rex S. Jackson
Executive Vice President and
General Counsel

Richard Boehner
Executive Vice President,
Chemicals and Energy

Corporate Headquarters
3100 Central Expressway
Santa Clara, CA 95051

Corporate Mailing Address
415 Oakmead Parkway
Sunnyvale, CA 94085

Internet Address
www.symyx.com

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Palo Alto, California

Legal Counsel
Morrison & Forester LLP
Palo Alto, California

Common Stock
Listed on Nasdaq Global Select Market:
"SMMX"

Annual Meeting
June 12, 2007
9 a.m.
Symyx Technologies, Inc.
1263 East Arques Avenue
Sunnyvale, CA 94085

Transfer Agent & Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, MN 55075-1139
(800) 468-9716

Annual Report on Form 10-K and Proxy Materials
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K and proxy materials will be available without charge upon written request to ir@symyx.com or to Investor Relations, Symyx Technologies, Inc., 415 Oakmead Parkway, Sunnyvale, CA 94085.

Stockholder Inquiries
Inquiries related to stock transfer or lost certificates should be directed to the Transfer Agent by calling (800) 468-9716. General information regarding Symyx and recent news releases can be obtained through our web site, www.symyx.com, or by contacting Investor Relations at ir@symyx.com or (408) 773-4075.

Price Range of Common Stock
The Company's common stock is traded on the NASDAQ Global Select Market under the symbol SMMX. The following table sets forth, for the periods indicated, the low and high bid prices per share for our common stock as reported by the NASDAQ Global Select Market. As of February 20, 2007, there were approximately 110 holders of record of the Company's common stock. The Company has paid no dividends on its common stock since its inception and currently intends to retain all future earnings, if any, for use in its business.

	High	Low
2005		
First Quarter	$30.61	$21.61
Second Quarter	$28.49	$21.47
Third Quarter	$31.09	$24.01
Fourth Quarter	$28.77	$22.84
2006		
First Quarter	$29.58	$24.00
Second Quarter	$30.40	$22.21
Third Quarter	$25.14	$20.96
Fourth Quarter	$25.20	$19.40

About Symyx

Symyx Technologies, Inc. is a global provider of R&D execution and innovation for the chemicals, energy, life sciences, consumer products and other industries. Symyx develops and applies high-throughput research technologies and research software for customers. We provide collaborative research services, electronic lab notebook and scientific decision-support software and instruments to integrate and automate laboratory experimentation. We work with customers to speed and improve research, discovery and development of new products and processes. Symyx has approximately 325 issued patents and 250 patent applications worldwide, protecting our methods, discoveries, instruments and software. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at www.symyx.com.


Symyx







Introducing the Symyx 2006 *online* annual report

From collaborations in Symyx Labs to our powerful Symyx Tools and Software, we help our customers maximize the effectiveness of their research and development, and ultimately enhance their businesses. We think it is a story best told online — where you can actually see some of the exciting things we're doing and hear directly from some of the people who are working on these projects at Symyx.

We invite you to click through this year's annual report at http://investor.symyx.com/annuals.cfm. You can download a PDF version of the report as well.



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Symyx